
Gold


10yr T-Note


Corn



Demand Derivatives

The Exchange of Ideas™


Euro FX


Major Stock Index


Crude

A Revolutionary
Futures Exchange and Clearing House
Trading the World's Major Assets in a Creative New Way*

*Subject to CFTC and SEC approval

The Opportunity



- By far, derivatives trading is the largest industry in the world
  - $15 trillion trades each day on futures exchanges
  - $10 billion per minute
  - 15,000 times bigger than Amazon's daily sales

- The CME is the largest exchange
  - 91% market share of U.S. futures volume — a near monopoly
  - $82 billion market cap (as of 31 Dec 2021)

- However, there are big structural problems and inefficiencies lurking under the surface

Their Problems | Our Solutions

Risk


"Best Efforts"
Stops on Trades


Absolute
Loss Limits

Speed


Overnight
Clearing

Instant
Clearing

Safety

BBB —
Clearing houses
Striving for Good
Credit Rating

AAA+
Our clearing
house is fully
collateralized
(no default risk)

Cost


Fees Keep Rising


Cost Reductions of
50% to 90%

	More Problems		More Solutions	
Payments	IOU	Current Exchanges Cannot Guarantee Payment on Winnings	PAID IN FULL	A Fully Collateralized Process Means Winnings Always Paid in Full.
Middlemen		Clearing Members Required		No "Middleman" Needed
Collateral		Billions of Idle Assets in "Guarantee Fund"		No "Rainy-Day" Fund Required
Trades		"Close Enough" Execution		Precise Close-to-Close Exposure

Exchange and Clearing House

RealBOT™

RealDemand Board of Trade

Regulated futures exchange* focusing on a suite of four proprietary instruments

RealClear™

RealDemand Clearing

Vertically integrated, regulated, clearing house* dedicated to RealBOT instruments, including blockchain clearing

* Upon CFTC and SEC approval

Proprietary Instrument Designs

RealVol®

A suite of realized volatility indices and instruments (trade risk itself)

RealDay™

A true daily option
(perfect for hedging daily events at low cost)

RealGlobe™

A "World Index Exchange" concept bringing country indices on a global platform with global liquidity

RealLimit™

A novel redesign of a futures contract with the ability to limit risk to posted collateral

Industry Growth



Quarterly Futures and Options Volume
2012 to 2021
Equity
Interest Rates
Commodity
18B
16B
14B
12B
10B
8B
6B
4B
2B
0
Volume (lots traded)
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Source: FIA

Industry Metrics

- Statistic relevant to Demand Derivatives:
  $15 trillion trades each day globally. The CME commands a near monopoly in the U.S. with 91% of U.S. futures trading.

- Statistic relevant to RealVol products:
  ½ million VIX® futures and options trade each day

- Statistic relevant to RealDay options:
  131 million options trade each day on global exchanges

- Statistic relevant to RealGlobe products:
  165 million equity index futures and options trade each day worldwide

- Statistic relevant to RealLimit futures:
  115 million futures contracts trade each day at all exchanges

- Statistic relevant to RealClear:
  The OCC has a true monopoly clearing 100% of U.S. securities-options volume.

Competition

- RealVol: to compete with Cboe's VIX® contract
- RealDay: to compete with options exchanges
- RealGlobe: to compete with exchanges trading equity indices
- RealLimit: to compete with the CME's top 6 assets
- RealClear: to compete with OCC clearing

In short, only one or two successful products could thrust us into the top 10 exchanges in the world. Additional successes would make us a formidable competitor with the potential to rival the largest exchange.

Potential Benefits

	Others	RealBOT
Unique, in demand, risk/reward profiles		
Instant clearing		
Fully collateral-backed payments		
Loss limited to posted collateral		
Immutable record of all transactions		
Market microstructure advancements		
Perfect execution at the close		
No clearing members required		
No guarantee fund required		
No risk-modeling required		
Dramatic fee cuts		

Valuations



1x

8x

300x
$14b Cboe
Market Cap

2,500x
$82b CME
Market Cap

Demand Derivatives: starting regulatory process, $32m valuation, **6 major assets plus 39 country indices**

ABAXX Exchange: Nearing regulatory approval, $245m valuation (end of 2021), pre-revenue startup, **2 proposed assets**

Cboe Exchange (end of 2021): 1/2 trading revenue from top **2 assets**

CME Group Exchanges (end of 2021): 1/3 trading revenue from top **6 assets**

The Plan

- **Pre-launch**: Secure U.S.–regulation, proliferate IP, install technology, and pre-launch marketing campaign

- **Phase I**: list our three novel instrument designs on six key assets: gold, crude, corn, 10yr T-Note, EUR/USD, and a major stock index.

- **Phase II**: list roughly 40 country indices.

- **Phase III (wish list):** Partner with two more exchanges (one in Europe and one in Asia) to offer near-24-hour regional coverage and global liquidity — similar to an airline alliance — add satellite exchanges as desired.



Pre-Launch | Phase I | Phase II | Phase III

Successes to Date (Mar 2022)

- Currently disseminating indices on Bloomberg® and Nasdaq
- Agreement in place with ICE DATA SERVICES to distribute trade data
- License agreement with BOX OPTIONS to list our instruments on securities
- Signed LOI with a U.S. options exchange to clear securities options
- Launching Round A2 on crowdfunding platform
- Exchange technology agreement in place with GMEX GROUP
- Custodial account at usbancorp Asset Management, Inc.
- Retained prominent CFTC/SEC/NFA attorney for regulatory applications
- Marketing staff identified and on standby
- Patents and trademarks recently updated

Historical and Anticipated Timeline

✓	RealVol patent granted	2008
✓	Raised seed capital rounds ~$4m	2009–2020
✓	RealDay created	2014
✓	RealGlobe created	2016
✓	Demand Derivatives created	2017Q3
✓	Merger completed (union of "old" companies)	2018Q1
✓	RealLimit created	2018Q1
✓	Bloomberg and Nasdaq (index distribution)	2018Q1
✓	GMEX agreement (exchange technology)	2018Q2
✓	U.S. Bank agreement (custody of collateral)	2018Q2
✓	Options exchange agrees in principle to clear using RealClear	2021Q3

○	Pre-launch $6m round A funding	2022
○	Apply for exchange and clearing licenses with CFTC and SEC	2022
○	International IP protection	2022
○	Exchange technology implementation	2022
○	Pre-launch marketing	2022
○	Systems testing	2023
○	Exchange launch	2023
○	List RealLimit, RealVol, and RealDay on six major assets	2023
○	Round B funding ($20m)	2023
○	Expand to additional assets	2023
○	List RealGlobe assets	2024

Team



- Robert Krause, CEO (founder and innovator, former CME and Morgan Stanley executive)

- Jeromee Johnson, Director (former executive at BATS and MIAX)

- Richard Heckinger, Director (former official of Federal Reserve Bank of Chicago)

- Donald Schlesinger, President (former executive at Morgan Stanley)

- Wendy Robinson, GC (CFTC and in-house counsel at large investment banks)

- Andrew Kumiega, Ph.D. CQE, CQA, CSQE, CISA, CISM, CGEIT, CRISC — Senior IT Governance and Reliability Advisor (multiple director and partner-level positions in financial services firms)

- Norman Wattenberger, Head of IT (no photo) (former Citibank lead in Strategy and Architecture Area)

Products Differentiation

Issue with Current Instruments	Company Solution
RealVol® — VIX is based on implied volatility, not a very useful construct for hedging (-72% correlated to the index).	RealVol is based on realized volatility, the same measure as the successful and liquid OTC volatility swap market. (~0% correlated to the index).
RealDay™ — Standard daily options would need dozens of fixed strikes on thousands of assets and replicated every day — overloading current systems.	Existing systems can easily handle the marginal load of RealDay, which requires only two options each day (one call and one put).
RealGlobe™ — All country index futures are trading on local venues, generally and exclusively in the country of origin with large cost and operational complexities.	The RealGlobe concept **aims to** replace those disparate, local-only-liquidity markets with one truly global marketplace — with global liquidity and very large cost savings.
RealLimit™ — No amount of posted collateral can cover all risks to standard futures. Enormous financial stresses were felt in 2008, 2018, 2019, 2020, and 2022.	The RealLimit approach guarantees that all losses are constrained and fully collateralized — saving the system from a possible financial collapse.

Technology

Demand Derivatives has partnered with GMEX (an "exchange in a box" solution including private blockchain clearing)



NEAR SITE & DR SYNCHRONISATION
OPERATIONS
MEMBERS
MEMBERS (connected through own systems)
Multi- Exchange front end
TRADING
Trader Workstation
Member Risk Management Admin
ORDERS & EXECUTIONS
EXCHANGE
Market Operations Screens
FIX / API Gateway
Data & Reporting Services
Matching Engine (CLOB, RFQ & Auction)
Market Data Services
Exchange Risk Mgmt Services
Market Surveillance Services
Delivered by
ForumMatch
TRADE INFORMATION
POST TRADE
Trade Reporting
Clearing
Settlement
Registry
ORDERS & EXECUTIONS
CLEARING
SURVEILLANCE
MARKET DATA
SUPERVISION TEAM

IP Protections and Approvals

	Patents and Patents Pending	Index IP	Trademarks	SEC Approval (instruments)	CFTC Approval (instruments)
RealVol	✔ ✔	1,600 Indices	RealVol®	✔	✔
RealDay	✔	N/A	RealDay™ Battle™ Reach™ Shock™ Scream™	✔	TBD
RealGlobe	✔ ✔	39 Indices	RealGlobe™	TBD	TBD
RealLimit	✔	N/A	RealLimit™	TBD	TBD

Cost Reduction Targets



RealVol	RealDay	RealGlobe	RealLimit
As compared to gaining the same exposure with delta-neutral hedging.	As compared to achieving daily protection using standard weekly options.	As compared to executing institutional transactions on existing global exchanges.	Estimate, as compared to listing standard futures with "unlimited" risk.

91% — Delta Neutral → RealVol

62% — Weekly Options → RealDay

98% — Equity Indices → RealGlobe

~90% — Standard Futures → RealLimit

Exchange Profit Margins



100%
75%
50%
25%
0%
-25%
Operating Profit Margin
Proft margin of market data business at exchanges
Profit margin of overall exchange business
Exchanges
Market Data Vendors
Investment Banks
HKEX
LSE
ASX
Cboe
CME
Deutsche Börse
Euronext
ICE
JPX
Nasdaq
SGX
TMX
Bloomberg
FactSet
IHS Markit
Moody's
Morningstar
MSCI
Refinitiv
S&P Global
SIX - Fin Info
Barclays - CIB
BNP Paribas - CIB
Credit Suisse - GM
Deutsche Bank - CIB
Goldman Sachs
JP Morgan - CIB
Morgan Stanley
Nomura
UBS - IB

Source: Company reports, Opimas analysis

Comprehensive Marketing Campaign

Personal Visits To:
CTAs
Hedge Funds
Market Makers
Investment Banks
Large Prop Shops





Institutional One-on-Ones

Video Tutorials

Options Alliance

Educating Options Educators

Magazine/ Online Ads

OPTIONS
INSIDER RADIO NETWORK
Volatility Views

Weekly Volatility/Options Radio Show



News Releases for Key Events



	PersonID	Address	Address	City	City	FirstName	FirstName	Las
1	1	1040 East Street	1040 East Street	Plateau City	Plateau City	Loretta	Loretta	Bov
2	2	154 Baltic Walk	154 Baltic Walk	Excelsior	Excelsior	Evelyn	Evelyn	Ellio
3	3	952 Tennessee Avenue	952 Tennessee Avenue	Embarcadero	Embarcadero	Harold	Harold	Mcc
4	4	780 Fourth Lane	780 Fourth Lane	Tenderloin	Tenderloin	Chad	Chad	Har
5	5	1079 Beach Way	1079 Beach Way	Cow Hollow	Cow Hollow	Sandra	Sandra	San
6	6	758 North Lane	758 North Lane	North Beach	North Beach	Kathleen	Kathleen	Rho
7	7	978 Eighth Walk	722 Arrow Lane	Miraloma Park	Columbus	Pamela	Pamela	Nea
8	8	247 Fifth Place	247 Fifth Place	Western Addition	Western Addition	Emily	Emily	Dav
9	9	843 States Street	843 States Street	Noe Valley	Noe Valley	Vernon	Vernon	Carl
10	10	749 Washington Street	749 Washington Street	Civic Center	Civic Center	William	William	Gor
11	11	360 Tennessee Place	360 Tennessee Place	Fisherman's Wharf	Fisherman's Wharf	Gladys	Gladys	Lav

Email List

Strong Presence at Industry Trade Shows

Show Types:
Futures
Options
Volatility
Hedge Funds
Equity
Risk Management
Pension Funds
Insurance



Academic Papers

Brochures

Daily Social Media



Robert Krause, CEO
Donald Schlesinger, President
Wendy Robinson, General Counsel

Demand Derivatives Corp.
99 Wall Street
Suite 3901
New York, NY 10005
1-888-865-9267
dd@demandderivatives.com
demandderivatives.com

Notice

The information contained herein is subject to change and must not be relied upon. Specifics vary according to the underlying asset. Assumptions and the projections upon which they are based are purely speculative. There is no warranty or guarantee that any estimate can be achieved. This document is for informational purposes only and is not an offer to buy or sell, nor a solicitation of an offer to buy or sell, any securities in Demand Derivatives Corp. ("DDC"), or any other security or financial instrument. Investment interests in DDC, if offered, will be available only to sophisticated investors who are interested in investing in DDC on their own behalf. Any offering or solicitation will be made only to qualified prospective investors pursuant to a subscription document, which should be read in its entirety.

This material is neither advice nor a recommendation to enter into any transaction. Certain information provided herein is obtained from sources, including publicly and privately available information, that DDC considers to be reliable; however, we cannot guarantee and make no representation as to, and accept no responsibility or liability for, the accuracy or completeness of this information. None of DDC, its subsidiaries, or affiliated companies, any of their respective licensees, successors, or assigns, or their respective officers, directors, employees, agents, or representatives, will be liable for actions taken or not taken in reliance thereon. Past performance is not necessarily indicative of future results.

The information contained in this document is confidential and proprietary to DDC. This document is presented with the express understanding that it will be held in strict confidence and will not be duplicated or used for any purpose, in whole or in part, other than for the evaluation of an investment opportunity, without written consent. Disclosure of the receipt of this document and the matters described herein is limited to the recipient and any individuals to whom disclosure is necessary in order for the recipient to make an informed decision whether to pursue a business relationship with DDC; provided, however, that disclosure may be made to other individuals who have signed a nondisclosure agreement with DDC. This document is intended only for the use of the individual or entity to which it is addressed and contains information that is privileged and confidential. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution, or copying of this communication is strictly prohibited.